Exhibit 99.1

KINROSS GOLD CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT AGREEMENT

September 17, 2010

Providing for the creation and issue of
Common Share Purchase Warrants

-i-

-ii-

-iii-

WARRANT AGREEMENT

THIS AGREEMENT is made September 17, 2010

BETWEEN

KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario (the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company licensed to carry on business in all Provinces in Canada (the “Agent”).

RECITALS:

A.	The Corporation deems it necessary to enter into this Agreement to provide for the issue of the Warrants in the manner set forth herein.

B.	The Corporation is duly authorized to create and issue the Warrants as herein provided and complete the transactions contemplated herein.

C.
All things necessary have been done and performed to make the Warrant Certificates, when certified by the Agent and issued and delivered as herein provided, legal, valid and binding on the Corporation with the benefits of and subject to the terms of this Agreement.

D.
The Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Agreement.

NOW THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” of any Person means, at the time such determination is being made, any other Person Controlling, Controlled by or under common Control with such first Person, in each case, whether directly or indirectly.

“agency” means the principal office of the Agent in the City of Toronto, or such other place as may be designated, to facilitate the exchange, transfer or exercise of Warrants.

“Agent” means Computershare Trust Company of Canada, in its capacity as warrant agent of the Warrants, or its successors from time to time.

“Agreement” means this Warrant Agreement, including all schedules and all amendments or restatements as permitted, and references to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this Agreement.

“business day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed, or any other day on which banks are open for business in Toronto, Ontario.

“Capital Reorganization” has the meaning given in Section 5.1(e).

“Certificate of the Corporation”, “Order of the Corporation” and “Request of the Corporation” mean, respectively, a written certificate, order or request signed in the name of the Corporation by two authorized signatories of the Corporation as specified in the by-laws of the Corporation or other individuals to whom such signing authority is delegated by the board of directors of the Corporation from time to time, and may consist of one or more instruments so executed and delivered to the Agent.

“Common Shares” means the common shares in the capital of the Corporation; provided that in the event of any adjustment pursuant to Article 5, Common Shares will thereafter mean the shares or other securities or property resulting from such adjustment.

“Common Share Reorganization” has the meaning given in Section 5.1(b).

“Control” and any derivation thereof, means the possession, directly or indirectly, of the power to direct or significantly influence the management, policies, business or affairs of a Person whether through the ownership of voting securities or otherwise.

“Counsel” means:

(a)	in the case of Counsel to the Corporation, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation; and

(b)
in the case of Counsel to the Agent, any lawyer or firm of lawyers retained or employed by the Agent (who may, except as otherwise expressly provided in this Agreement, also be Counsel to the Corporation).

“Corporation” has the meaning given in the preamble to this Agreement, and includes any successor corporation to or of such party that has complied with the provisions of Section 9.2.

“Corporation’s auditors” means KPMG LLP, or such other firm of chartered accountants duly appointed as auditors of the Corporation.

“Current Market Price” means, in respect of the Common Shares on any particular date, except as otherwise provided, the VWAP of the Common Shares for the 20 most recent Trading Days immediately preceding such date on the TSX (or if not listed on the TSX, the stock exchange on which the greatest aggregate volume of trading in the security occurred during such 20 Trading Day period or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market as selected by the board of directors of the Corporation for such purpose).

“Dividends Paid in the Ordinary Course” means dividends or other distributions paid to holders of Common Shares in any fiscal year of the Corporation, whether regular, special or extraordinary, and whether in (i) cash, (ii) shares of the Corporation, or (iii) rights, options or warrants to purchase any shares, property or other assets of the Corporation (but excluding rights, options or warrants referred to in Section 5.1(c) or 5.1(d)) at a purpose or exercise price of at least 100% of the Fair Market Value of the shares or property or assets purchasable as of the date of distribution of such rights, options or warrants, or (iv) property or other assets of the Corporation or any of its subsidiaries; provided that, the amount or value of such dividends or other distributions (any such shares, rights, options or warrants or property or other assets so distributed to be valued at the Fair Market Value of such shares, rights, options or warrants or property or other assets, as the case may be, as determined by the board of directors of the Corporation) in the aggregate does not in such fiscal year exceed the greatest of:

(c)
200% of the aggregate amount or value of dividends and other distributions paid by the Corporation on the Common Shares in the 12-month period ending immediately prior to the first day of such fiscal year; and

(d)
100% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items or charges but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends, for the 12-month period ending immediately prior to the first day of such fiscal year (such consolidated net earnings from continuing operations to be computed in accordance with Canadian generally accepted accounting principles).

“Exchange Act” has the meaning given in Section 10.15.

“Exercise Date” means, with respect to any Warrant exercised by the holder thereof, the business day on which the Warrant is exercised in accordance with the provisions of Section 4.1.

“Exercise Price” means U.S.$23.10 per Common Share, as such price may be adjusted under Article 5.

“Expiry Time” means 5:00 p.m. (Toronto time) on September 17, 2014.

“Extraordinary Resolution” has the meaning given in Sections 8.12 and 8.15.

“Fair Market Value”, as at any date, means:

(a)
with respect to a security listed and posted on a stock exchange, the VWAP of such security for the 20 most recent Trading Days immediately preceding such date on which there has occurred at least one trade of at least one board lot of Common Shares prior to such date on the stock exchange on which the greatest aggregate volume of trading in the security occurred during such 20 Trading Day period;

(b)
with respect to a security not listed and posted on a stock exchange but traded in an over-the-counter market, the VWAP of such security on such over-the-counter market (as selected by the board of directors of the Corporation for such purpose) for the 20 most recent Trading Days immediately preceding such date on which there has occurred at least one trade of at least one board lot of the security prior to such date; or

(c)
for any other security or property, the fair market value thereof at such date as determined by an Independent Member of the Investment Industry Regulatory Organization of Canada selected from time to time by the board of directors of the Corporation for such purpose.

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory, state, or other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Laws” means applicable laws (including common law and civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

“Parties” means the Corporation and the Agent; and “Party” means any one of them;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Privacy Laws” has the meaning given in Section 10.14.

“Qualifying Jurisdictions” means each of the provinces of Canada.

“Recognized Stock Exchange” means the TSX or, if the Common Shares are not listed on the TSX, any other stock exchange in Canada on which the Common Shares are then listed.

“Rights Offering” has the meaning given in Section 5.1(c).

“Rights Offering Price” has the meaning given in Section 5.1(f).

“Rights Period” has the meaning given in Section 5.1(c).

“Special Distribution” has the meaning given in Section 5.1(d).

“Trading Day” means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Person” has the meaning ascribed to that term in Regulation S promulgated under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“VWAP” means, in respect of a security, the volume weighted average trading price of such security for a specified period on a stock exchange or over-the counter market where the security has the highest trading volume, calculated including only trades made on such exchange during normal trading hours and excluding internal trades and special stock exchange markers to the extent identifiable through the stock exchange’s reports issued in the ordinary course.

“Warrant Certificate” means a certificate evidencing one or more Warrants, substantially in the form set out in Schedule A.

“Warrantholders” or “holders” means the Persons entered in a register of holders described in Section 3.1 as holders of Warrants.

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders who hold in the aggregate not less than 10% of the total number of Warrants outstanding for the time being, requesting the Agent to take some action or proceeding specified therein.

“Warrants” means the warrants in the capital of the Corporation created and authorized for issue pursuant to Section 2.1 hereof, each such Warrant entitling the holder thereof to acquire one Common Share at the Exercise Price at any time prior to the Expiry Time.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)
Consent – Whenever a provision of this Agreement requires an approval or consent and the approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)
Governing Law – This Agreement is a contract made under and shall be  governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.  The parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Agreement.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction, or without affecting its application to other Parties or circumstances.

(i)
Statutory References – A reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)
Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

(l)	Conflicts – In the event there is any conflict between this Agreement and any Warrant Certificate, the provisions of this Agreement shall govern and prevail.

1.3	Meaning of Outstanding

Each Warrant certified and delivered by the Agent under this Agreement will be deemed to be outstanding until it is cancelled or delivered to the Agent for cancellation, as the case may be, or until the Warrants have been exercised pursuant to the terms of this Agreement, provided that, when a new Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen, mutilated or destroyed, only one of such Warrant Certificates will be counted for the purposes of determining the number of Warrants outstanding.

1.4	Beneficiaries

This Agreement is entered into by the Agent for the benefit of all such Persons who are issued Warrants and each of them will, upon such issuance, be entered in the register as Warrantholders. The Agent hereby declares that it holds all rights, interest and benefits to be derived therefrom for and on behalf of all such Persons in accordance with the terms and restrictions contained herein.

ARTICLE 2
THE WARRANTS

2.1	Creation and Authorization of Warrants

Up to 26,000,000 Warrants, each whole Warrant entitling the holder thereof to be issued one Common Share (subject to adjustment as provided in this Agreement) on the terms and subject to the conditions as provided in this Agreement, are hereby created and authorized to be issued under this Agreement.

2.2	Terms of Warrants

(a)
Subject to Section 2.2(b), each Warrant issued hereunder will entitle the holder thereof, upon:  (i) the exercise thereof on or after the forty-first day following the date of this Agreement and prior to the Expiry Time; and (ii) payment of the Exercise Price in accordance with the provisions of Article 4, to be issued one Common Share.

(b)
The Exercise Price and the number of Common Shares issuable on exercise of a Warrant pursuant to Section 2.2(a) shall be adjusted upon the occurrence of the events and in the manner specified in Article 5.

2.3	Form of Warrant Certificates

(a)
The Warrant Certificates (including the signature of the Agent endorsed there on) will be substantially in the form set out in Schedule A, subject to the provisions of this Agreement, with such additions, variations and changes as may be required or permitted by the terms of this Agreement or by the TSX, will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such legends and distinguishing letters and numbers as the Corporation, with the approval of the Agent, may prescribe and will be issuable in any whole number denomination.

(b)
Regardless of any adjustments pursuant to Article 5 of this Agreement, Warrant Certificates representing Warrants will continue to be in the form set forth in Schedule A to this Agreement and will continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustments but will, nonetheless, entitle the holder to acquire the number of Common Shares resulting from all adjustments made pursuant to Article 5.

(c)
The Warrant Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation, with the approval of the Agent, may determine.

2.4	Signing of Warrant Certificates

(a)
The Warrant Certificates will be signed by any authorized signatory of the Corporation specified in the by-laws of the Corporation or by any other individual to whom such signing authority is delegated by the board of directors of the Corporation from time to time.

(b)
The signatures of any of the officers or individuals referred to in Section 2.4(a) may be manual signatures, engraved, lithographed or printed in facsimile and Warrant Certificates bearing such facsimile signatures will be binding on the Corporation as if they had been manually signed by such officers or individuals.

(c)
Notwithstanding that any Person whose manual or facsimile signature appears on a Warrant Certificate as one of the officers or individuals referred to in Section 2.4(a) no longer holds the same or any other office with the Corporation at the date of issuance of any Warrant Certificate or at the date of certification or delivery thereof, such Warrant Certificate will, subject to Section 2.5, be valid and binding on the Corporation.

2.5	Certification by Agent

(a)
No Warrant Certificate signed in accordance with Section 2.4 will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Agent substantially in the form of the certificate set out in Schedule A or in such other form approved by the Agent. The certification by the Agent on a Warrant Certificate will be conclusive evidence as against the Corporation that such Warrant Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)
The certification by the Agent on any Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Agent as to the validity of this Agreement (except in respect of its due authorization, execution and delivery by the Agent) or such Warrant Certificate (except the due certification thereof) or as to performance by the Corporation of its obligations hereunder, and the Agent will in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefore, except as otherwise specified herein.

2.6	Warrants to Rank Pari Passu

All Warrants will rank pari passu, whatever may be the actual dates of issue of the Warrant Certificates by which they are evidenced.

2.7	Reliance by Agent

The Agent will have no obligation to ensure or verify compliance with any applicable Laws on the issue, exercise or transfer of any Warrants or any Common Shares issued pursuant to the exercise of Warrants. The Agent will be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable Laws and the terms of this Agreement and the related Warrant Certificates, provided that such transfers and exercises of Warrants may only be processed by the Agent upon Order of the Corporation to the Agent, including instructions as to legending, which Order may be based, in the Corporation’s discretion, upon certificates, opinions and other documentation of the holders of such Warrants that such transfer or exercise is in accordance with applicable Laws. The Agent may assume for the purposes of this Agreement that the address on the register of Warrantholders of any Warrantholder is the Warrantholder’s actual address and is also determinative of the Warrantholder’s residency and that the address of any transferee to whom any Warrants or Common Shares issued pursuant to the exercise of Warrants are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

2.8	Issue in Substitution for Lost Certificates. Etc.

(a)
If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable Law and 2.8(b), will issue, and thereupon the Agent will certify and deliver, a new Warrant Certificate of like tenor and denomination as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate will be in a form approved by the Agent and will entitle the holder to the benefits hereof and rank pari passu in accordance with its terms with all other Warrants issued hereunder.

(b)
The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 will bear the reasonable cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

(i)
furnish to the Corporation and to the Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate to be replaced as is satisfactory to the Corporation and to the Agent in their discretion, acting reasonably;

(ii)
if so required by the Corporation or the Agent, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Agent in their respective discretion, acting reasonably; and

(iii)	pay the reasonable charges of the Corporation and the Agent in connection therewith.

2.9	Purchase of Warrants for Cancellation

The Corporation may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract, on any stock exchange, in the open market or otherwise (including a purchase through an investment dealer or firm holding membership on a stock exchange) on such terms as the Corporation may determine.  All Warrants purchased pursuant to the provisions of this Section 2.9 will forthwith be delivered to and cancelled by the Agent and will not be reissued.  If required by the Corporation, the Agent will furnish the Corporation with a certificate as to such cancellation.

2.10	Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Agent pursuant to Sections 2.8, 3.1, 3.2, or 4.1 will be cancelled by the Agent and, if requested by the Corporation in writing, the Agent will furnish to the Corporation a cancellation certificate identifying each Warrant Certificate so cancelled, the number of Warrants evidenced thereby and the number of Common Shares, if any, issued pursuant to such Warrants.

2.11	Warrantholder not a Shareholder

Nothing in this Agreement or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, is intended or will be construed as conferring on any Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution to which the shareholders of the Corporation may be entitled.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS

3.1	Registration and Transfer of Warrants

(a)	The Corporation hereby appoints the Agent as registrar and transfer agent of the Warrants.

(b)	The Agent will cause to be kept:

(i)
by and at the principal corporate trust office in Toronto, Ontario of the Agent, a register of holders in which will be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(ii)
by and at the principal corporate trust office in Toronto, Ontario of the Agent, a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer will be entered.

(c)
No transfer of any Warrant will be valid unless duly entered on the appropriate register of transfers referred to in Section 3.1(b), or on any branch registers maintained pursuant to Section 3.1(h), upon surrender to the Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Warrant Certificate or otherwise in form satisfactory to the Agent executed by the registered holder or, in the case of an individual, his/her executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Agent, and, subject to compliance with Section 2.7 and such other reasonable requirements as the Agent may prescribe, such transfer will be duly noted on one of such registers of transfers by the Agent within three business days of the satisfaction of all such requirements.

(d)
The transferee of any Warrant will, after surrender to the Agent of the Warrant Certificate evidencing such Warrant as required by Section 3.1(c) and upon compliance with all other conditions in respect thereof required by this Agreement or by applicable Law, be entitled to be entered on the register of holders referred to in Section 3.1(b), or on any branch registers of holders maintained pursuant to Section 3.1(h), as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(e)
The Corporation will be entitled, and may direct the Agent by Order of the Corporation, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Section 3.1(b), or on any branch registers maintained pursuant to Section 3.1(h), if such transfer would require the Corporation to qualify the Warrants or the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(f)
Neither the Corporation nor the Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the written direction of the Person registered as the holder thereof and delivered in accordance with Section 3.1(c), whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(g)
The Agent will from time to time upon Request of the Corporation or when requested so to do in writing by any Warrantholder (upon payment of the Agent’s reasonable charges), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants entered on such registers and showing the number of Warrants held by each such holder.

(h)
The Agent, with the approval of the Corporation, may at any time and from time to time change the place at which the registers referred to in Section 3.1(b) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure will be given by the Agent to the Corporation and the holders of Warrants.

(i)
The Agent will retain until the sixth anniversary of the Expiry Time all instruments of transfer of Warrants that are tendered for registration including the details shown there on of the Persons by or through whom they were lodged, all cancelled Warrants and other related documents, in accordance with the Agent’s standard practice for off-site storage.

3.2	Exchange of Warrant Certificates

(a)
One or more Warrant Certificates may, on compliance by the holder with the reasonable requirements of the Agent, be exchanged for one or more Warrant Certificates of different denomination evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

(b)	Warrant Certificates may be exchanged only at the principal corporate trust office in Toronto, Ontario of the Agent or at any other place designated by the Corporation with the approval of the Agent.

(c)	Any Warrant Certificate tendered for exchange will be surrendered to the Agent or its agent and cancelled.

(d)	The Corporation will sign and the Agent will countersign all Warrant Certificates necessary to carry out exchanges pursuant to this Section 3.2 and the Agent will certify such Warrant Certificates.

3.3	Reasonable Charges for Transfer or Exchange

A presenter of a Warrant Certificate pursuant to this Agreement will be charged the reasonable costs of the Agent for the transfer of any Warrant or the exchange of any Warrant Certificate.

3.4	Ownership of Warrants

(a)
The Corporation and the Agent may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such Person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, and the Corporation and the Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)
The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the delivery to any such registered holder of the Common Shares issued on exercise of such Warrant will be a good discharge to the Corporation and the Agent therefore and, unless the Corporation or the Agent are required by statute or by an order of a court of competent jurisdiction, neither the Corporation nor the Agent will be bound to inquire into the title of any such registered holder.

3.5	Assumption by Transferee

Upon becoming a Warrantholder in accordance with the provisions of this Agreement, the transferee thereof will be deemed to have acknowledged and agreed to be bound by this Agreement.  Upon the registration by the Agent of such transferee as the holder of a Warrant, the transferor thereof will cease to have any further rights under this Agreement with respect to such Warrant or any Common Shares to be issued on exercise.

ARTICLE 4
EXERCISE OF WARRANTS

4.1	Exercise

(a)
Subject to the limitations set forth in Section 4.1(b) and Section 4.5, Warrantholders may at any time and from time to time on or after the forty-first day following the date hereof and prior to the Expiry Time exercise the Warrants, in whole or in part, by surrendering to the Agent at its principal corporate trust office in Toronto, Ontario or to any other Person or at any other place designated by the Corporation with the approval of the Agent, during normal business hours on a business day at such place:

(i)
a certified cheque, bank draft or money order payable in United States dollars at par (without deduction for bank service charges or otherwise) to the Corporation, in the amount of the Exercise Price in respect of each Common Share to be issued;

(ii)	the Warrant Certificate evidencing such Warrants; and

(iii)	a duly completed and executed notice of exercise substantially in the form set out in Appendix 1 to such Warrant Certificate.

(b)
Any certified cheque, money order or bank draft, Warrant Certificate or notice of exercise referred to in Section 4.1(a) will be deemed to have been surrendered only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Agent or one of the other Persons at the office or one of the other places specified in Section 4.1(a).

(c)
Any notice of exercise referred to in Section 4.1(a) must be signed by the Warrantholder, or such Warrantholder’s executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Agent, acting reasonably, and, if any Common Shares thereby issuable are to be issued to a Person or Persons other than the Warrantholder such issuance must be in accordance with applicable Laws (as determined by the Corporation) and must specify the name and the address of each such Person and the number of Common Shares to be issued to each such Person if more than one is so specified.

(d)
The holder of any Warrant Certificate who wishes to exercise the Warrants evidenced by such Warrant Certificate may exercise less than all of such Warrants and in the case of any such partial exercise will be entitled to receive, without charge therefore, a Warrant Certificate, in form, signed and certified in accordance with the provisions of Article 2 evidencing the number of Warrants held by the Warrantholder which remain unexercised. Such Warrant Certificate will be delivered by the Agent to the holder concurrently with the certificates representing the Common Shares issued on partial exercise of such holder’s Warrants.

4.2	Effect of Exercise

(a)
Upon the exercise of any Warrant in accordance with Section 4.1, the Common Shares thereby issuable will be deemed to have been issued, and the Person to whom such Common Shares are to be issued will be deemed to have become the holder of record thereof on the Exercise Date, unless the transfer registers for the Common Shares are closed on that date, in which case such Common Shares will be deemed to have been issued and such Person will be deemed to have become the holder of record thereof on the date on which such transfer registers are reopened, but such Common Shares will be issued on the basis of the number of Common Shares to which such Person was entitled on the Exercise Date.

(b)
As soon as practicable and in any event not later than the fifth business day on which the transfer registers for the Common Shares have been open after such exercise, the Corporation will cause the Agent to mail to the Person in whose name the Common Shares thereby issued have been issued, at its address, or, if so specified, cause to be delivered to such Person at the place where the Warrant Certificate evidencing such Warrant was surrendered, a certificate representing the Common Shares so issued.

(c)
If any Common Shares issuable pursuant to any Warrant are to be issued to a Person other than the Warrantholder, the Warrantholder must pay to the Corporation or to the Agent on its behalf an amount equal to all eligible transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificates representing any such Common Shares unless or until such amount has been so paid or the Warrantholder has established to the satisfaction of the Corporation that such taxes and charges have been paid or that no such taxes or charges are owing.

4.3	No Fractional Common Shares

The Corporation will not be required to issue fractional Common Shares upon the exercise of Warrants. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Warrantholder of an amount in cash (computed in the case of a fraction of a cent, to the next lower cent) equal to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

4.4	Recording

The Agent will record particulars of each Warrant exercised, which shall include the name and address of each Person to whom Common Shares are thereby issued, the number of Common Shares so issued and the Exercise Date in respect thereof.  Within five business days after each Exercise Date the Agent will provide such particulars in writing to the Corporation.

4.5	Securities Law Restrictions

(a)
No Common Shares will be issued on exercise of any Warrant, if in the opinion of Counsel to the Corporation (delivered to the Agent prior to issue), the issuance of such Common Shares would constitute a violation of the securities Laws of any applicable jurisdiction or require the Corporation to register or qualify the Common Shares issuable upon exercise of the Warrants for distribution in, or make any notice or other filing in, any jurisdiction other than the Qualifying Jurisdictions.

(b)	Notwithstanding anything in this Agreement to the contrary, the Warrants may not be exercised at any time in the United States or by or on behalf of a U.S. Person.

ARTICLE 5
ADJUSTMENTS

5.1	Adjustment of Exercise Price

(a)	The Exercise Price in effect at any date will be subject to adjustment from time to time in the events and in the manner provided in this Article 5.

(b)	If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation:

(i)
issues Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares as a stock dividend or similar distribution;

(ii)
makes a distribution on its outstanding Common Shares to the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

(iii)	subdivides its outstanding Common Shares into a greater number of Common Shares; or

(iv)	reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares,

(any of such events in Sections 5.1(b)(i), (ii), (iii) and (iv) being called a “Common Share Reorganization”), then the Exercise Price then in effect will be adjusted effective immediately on the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date, as the case may be, by a fraction, the numerator of which will be the total number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Common Share Reorganization and the denominator of which will be the total number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(c)
If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange price or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) which is less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exercise Price will be adjusted effective immediately after the end of the Rights Period so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(i)	the numerator of which will be the aggregate of

(A)	the total number of Common Shares outstanding as of the record date for the commencement of the Rights Offering, and

(B)
a number determined by dividing (A) either (x) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered for such issue or subscription, or, as the case may be, (y) the product of the exchange price or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period (whether or not they were then exchangeable or convertible), by (B) the Current Market Price of the Common Shares as of the record date for the commencement of the Rights Offering, and

(ii)
the denominator of which will be the number of Common Shares outstanding, or the number of Common Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Common Shares during the Rights Period (whether or not they were then exchangeable or convertible), after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Exercise Price will be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(d)
If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Common Shares of (A) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including cash and evidences of indebtedness; or (B) any property or other assets, including cash and evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization, a Rights Offering (any of such non-excluded events being called a “Special Distribution”), then the Exercise Price will be adjusted effective immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which will be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)
the Fair Market Value, as determined in good faith by action by the board of directors of the Corporation (whose determination, subject to the consent of a Recognized Stock Exchange, if required, will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(ii)	the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Exercise Price will be readjusted effective immediately to the Exercise Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(e)
If and whenever at any time after the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, arrangement, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than an amalgamation with one or more of its wholly-owned subsidiaries, or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), any Warrantholder who exercises the right to acquire Common Shares pursuant to Warrants then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon exercise of its Warrants. The Corporation will take all steps necessary to ensure that, on a Capital Reorganization, the Warrantholders will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Prior to or concurrent with effecting a Capital Reorganization, the Corporation (or a successor corporation as contemplated in Section 9.2) will enter into an agreement supplemental hereto approved by action of the board of directors of the Corporation and by the Agent, which will set forth an appropriate adjustment to give effect to this Section 5.1(e) in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to the prior written consent of a Recognized Stock Exchange, if required.

(f)
If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in Sections 5.1(c) or 5.1(d) is decreased, the Exercise Price will forthwith be changed so as to decrease the Exercise Price to the Exercise Price that would have been obtained if the adjustment to the Exercise Price made under Section 5.1(c) or 5.1(d), as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this Section 5.1(f) will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Exercise Price under this Section 5.1(f) would be greater than the decrease, if any, in the Exercise Price to be made under the terms of this Section 5.1 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(g)
If and whenever at any time after the date hereof and prior to the Expiry Time, any of the events set out in Sections 5.1(b), 5.1(c), or 5.1(d) occur and the occurrence of such event results in an adjustment of the Exercise Price pursuant to the provisions of this Article 5, then the number of Common Shares purchasable pursuant to the Warrants upon exercise thereof will be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which will be the then applicable Exercise Price in effect immediately prior to the adjustment and the denominator of which will be the Exercise Price resulting from such adjustment.

(h)
In any case in which this Section 5.1 requires that an adjustment will become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to such holder evidence of such holder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of conversion or such later date on which such holder would, but for the provisions of this Section  5.1(h), have become the holder of record of such additional Common Shares.

5.2	Rules Regarding Calculation of Adjustment of Exercise Price

(a)	For the purposes of Section 5.1:

(i)
the adjustments provided for in Section 5.1 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section 5.2;

(ii)
no adjustment in the Exercise Price will be required unless the cumulative effect of such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Common Shares purchasable upon exercise of a Warrant will be required unless the cumulative effect of such adjustment would result in a change of at least one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this Section 5.2(a)(ii) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment;

(iii)
no adjustment in the Exercise Price will be required upon the issuance from time to time of Common Shares pursuant to any security-based compensation plan of the Corporation (including stock option plans, restricted share units plans, deferred share unit plans and share purchase plans or any dividend reinvestment plan of the Corporation, as such plans may be replaced, supplemented or further amended from time to time;

(iv)
no adjustment in the Exercise Price will be made in respect of any of the events referred to in Sections 5.1(b)(i) and 5.1(b)(ii), Section 5.1(c) or Section 5.1(d), if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if they had exercised their Warrants prior to or on the effective date or record date of such event. Any such participation will be subject to any required prior consent of a Recognized Stock Exchange;

(v)
if at any time a dispute arises with respect to adjustments provided for in Section 5.1, such dispute will be conclusively determined, subject to the consent of a Recognized Stock Exchange, if required, by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the board of directors of the Corporation and any such determination will be binding upon the Corporation, the Agent, the Warrantholders and shareholders of the Corporation, and such auditors or accountants will be given access to all necessary records of the Corporation. If any such determination is made, the Corporation will deliver a Certificate of the Corporation to the Agent describing such determination, and the Agent will be entitled to act and rely upon such Certificate of the Corporation;

(vi)
if the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be made; and

(vii)
in the absence of a resolution of the board of directors of the Corporation fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefore the date on which the Special Distribution or Rights Offering is effected.

5.3	Certificate as to Adjustment

The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.1, deliver a Certificate of the Corporation to the Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Agent will be entitled to act and rely upon such Certificate of the Corporation. Such Certificate of the Corporation and the amount of the adjustment specified therein will be conclusive and binding on all parties in interest.  Until such Certificate of the Corporation is received by the Agent, the Agent may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, reduction, combination or consolidation of the Common Shares contemplated by Section 5.1(b)(i), the Corporation will forthwith give notice to the Warrantholders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Exercise Price; provided that if the Corporation has given notice under Section 5.4 covering all the relevant facts in respect of such event, no such notice need be given under this Section 5.3.

5.4	Notice of Special Matters

The Corporation covenants that, so long as any Warrants remain outstanding, it will give notice to the Agent and to the Warrantholders of its intention to fix a record date for any event referred to in Sections 5.1(b), 5.1(c), 5.1(d) or 5.1(e) (other than the subdivision, reduction, combination or consolidation of Common Shares contemplated by Sections 5.1(b)(iii) and 5.1(b)(iv) or a cash dividend (other than a Dividend Paid in the Ordinary Course) which may give rise to an adjustment in the Exercise Price, or other adjustment and such notice will specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation will only be required to specify in such notice such particulars of such event as will have been fixed and determined on the date on which such notice is given. Such notice will be given not less than 14 days prior to the applicable record date in the case of an event referred to in Sections 5.1(b), 5.1(c) or 5.1(d) and 30 days prior to the applicable record date in the case of an event referred to in Section 5.1(e).

5.5	Protection of Agent

The Agent will not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exercise Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and will not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the exercise of any Warrant; and the Agent, subject only to its gross negligence, or wilful misconduct, will not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrant for the purpose of exercise, or to comply with any of the covenants contained in this Article 5.

ARTICLE 6
COVENANTS

6.1	General Covenants

The Corporation represents, warrants and covenants with the Agent, for the benefit of the Agent and the Warrantholders, that so long as any Warrant remains outstanding and may be exercised:

(a)
the Corporation is duly authorized to create and issue the Warrants and that the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Corporation;

(b)
subject to the provisions of Section 9.2, the Corporation will at all times maintain its corporate existence, carry on and conduct its business in a proper and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting practice;

(c)
the Corporation will reserve for the purpose and keep available a sufficient number of unissued Common Shares to enable it to satisfy its obligations to issue Common Shares on the exercise of the Warrants;

(d)
the Corporation will cause the Common Shares from time to time issued pursuant to the exercise of the Warrants, and the certificates representing such Common Shares, to be duly issued and delivered in accordance with the Warrants and the terms of this Agreement;

(e)	all Common Shares that are issued or created on exercise of the Warrants will be fully paid and non-assessable;

(f)
the Corporation will cause the Agent to keep open on business days the registers of holders and registers of transfers referred to in Section 3.1 and, subject to Section 4.5, will not take any action or omit to take any action that would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Common Shares upon such exercise;

(g)
generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Agreement and, subject to Section 4.5, will not take any action that might reasonably be expected to deprive the Warrantholders of their rights to acquire Common Shares upon the exercise of the Warrants;

(h)	subject to Section 4.5, the Corporation will make all requisite filings in connection with the exercise of the Warrants and issue of the Common Shares;

(i)
the Corporation will maintain its status as a reporting issuer (or the equivalent) not in default in each of the Qualifying Jurisdictions providing for such a regime and will use its best efforts to maintain the listing of the Common Shares and the Warrants on a Recognized Stock Exchange. For greater certainty, using best efforts to maintain the listing of the Common Shares and Warrants shall not preclude the directors from approving or recommending a transaction which may result in the acquisition of all or substantially all the Common Shares which transaction may result in the de-listing of the Common Shares or Warrants.  To the extent practicable or permissible under applicable Law, any Warrant Certificates evidencing the Warrants purchased pursuant to this Section shall forthwith be delivered to and cancelled by the Agent.  No Warrants shall be issued in replacement thereof; and

(j)
the Corporation will, as soon as practicable after it becomes aware of the same, give notice to the Trustee and the Warrantholders of any material breach or default by the Corporation of its obligations under this Agreement.

6.2	Agent’s Remuneration and Expenses

The Corporation will pay to the Agent from time to time reasonable remuneration for its services hereunder and will, on the Agent’s request, pay to or reimburse the Agent for all reasonable documented expenses, disbursements and advances made or incurred by the Agent in the administration or execution of its duties hereof (including reasonable documented compensation and disbursements of its Counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from the gross negligence or wilful misconduct of the Agent. This Section 6.2 will survive the termination of this Agreement and the removal or resignation of the Agent.

6.3	Performance of Covenants by Agent

If the Agent is made aware of the failure of the Corporation to perform any of its obligations under this Agreement, the Agent may notify the Warrantholders of such failure or may itself perform any of such obligations capable of being performed by it, but will not be bound to do so or to notify the Warrantholders that it is so doing.  All sums expended or advanced by the Agent in so doing will be repayable as provided in Section 6.2.  No such performance, expenditure or advance by the Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 7
ENFORCEMENT

7.1	Warrantholders May Not Sue

(a)	Subject to Section 7.1(b), no Warrantholder will have any right to institute any action or proceeding against the Corporation in relation to its rights under this Agreement, unless:

(i)	such holder has previously given to the Agent written notice of the nature of such action or proceeding;

(ii)
the holders of at least 10% of the Warrants have made a written request to the Agent and have afforded to it reasonable opportunities either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its own name for such purpose;

(iii)
such Warrantholders have provided to the Agent, when so requested by the Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

(iv)
the Agent has failed to act within a reasonable time after such notification, request and provision of indemnity; and such notification, request and provision of indemnity are hereby declared in every such case, at the option of the Agent, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Warrants.

(b)
Notwithstanding Section 7.1(a), a Warrantholder is not required to comply with Section 7.1(a)(ii) and Section 7.1(a)(iii) will not be applicable, if the Agent, notwithstanding compliance by the Warrantholders with Section 7.1(a)(i) and Section 7.1(a)(ii), has advised the Warrantholder in writing that it will not take any of the actions requested even if the Agent were to be provided with sufficient funds and security and indemnity satisfactory to it as contemplated by Section 7.1(a)(iii).

7.2	Suits by Warrantholders

Subject to Sections 7.1 and 8.11, any of the rights conferred upon a Warrantholder by the terms of the Warrants held by it and/or this Agreement may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding.

7.3	Agent May Institute All Proceedings

(a)
The Agent will also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised will be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(b)
Any such suit or proceeding instituted by the Agent may be brought in the name  of the Agent as trustee of an express trust, and any recovery of judgment will be for the rateable benefit of the holders of the Warrants subject to the provisions of this Agreement. In any proceeding brought by the Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Agreement, to which the Agent will be a party) the Agent will be held to represent all the holders of the Warrants, and it will not be necessary to make any holders of the Warrants parties to any such proceeding.

7.4	Immunity of Shareholders, Etc.

Subject to the rights available at law or in express provisions of any contract or other instrument the Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any Person in its capacity as an incorporator or any past, present or future shareholder or other securityho1der, director, officer, employee or agent of the Corporation for the creation and issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates.

7.5	Limitation of Liability

The obligations hereunder are not personally binding upon, nor will resort hereunder be had to, the board of directors of the Corporation or shareholders of the Corporation or any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation or any successor corporation will be bound in respect hereof.

ARTICLE 8
MEETINGS OF WARRANTHOLDERS

8.1	Right to Convene Meetings

(a)
The Agent may, at any time and from time to time convene, a meeting of the Warrantholders and will do so on receipt of a written Request of the Corporation or a Warrantholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Warrantholders signing such Warrantholders’ Request against the costs that it may incur in connection with calling and holding the meeting.

(b)
If the Agent fails, within five business days after receipt of such written Request of the Corporation or Warrantholders’ Request and indemnity, to give notice convening a meeting, the Corporation or any of such Warrantholders, as the case may be, may convene such meeting.

(c)
Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Agent and the Corporation. However, if the meeting is convened by the Corporation or a Warrantholder as a result of the Agent’s failure or refusal to convene such meeting, the meeting must be held in Toronto.

8.2	Notice

(a)	At least 21 days’ notice of any meeting must be given to the Warrantholders, to the Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b)
The notice to be delivered in accordance with Section 11.2 must state the time when and the place where the meeting is to be held and describe (with sufficient detail to permit a Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairman

Some individual (who need not be a Warrantholder) designated in writing by the Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy may choose any individual present to be chairman.

8.4	Quorum

(a)
Subject to the provisions of Section 8.12, at any meeting of Warrant holders a quorum will consist of one or more Warrantholders present in person or by proxy at the commencement of business holding in the aggregate not less than 5% of the total number of Warrants then outstanding.

(b)
if a quorum of Warrantholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if convened by Warrantholders or on a Warrantholders’ Request, will be dissolved, but, subject to Section 8.12, in any other case will be adjourned to the seventh calendar day following the meeting, at the same time of day and place and no notice of the adjournment need be given.

(c)
At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Warrants that they hold.

8.5	Power to Adjourn

The chairman of a meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.6	Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.7	Poll

(a)
On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Warrantholders acting in person or by proxy, a poll will be taken in such manner as the chairman directs.

(b)	Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

8.8	Voting

(a)
On a show of hands each Person present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one vote, and on a poll each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant held by such holder.

(b)	A proxy need not be a Warrantholder.

8.9	Regulations

(a)	The Agent, or the Corporation with the approval of the Agent, may from time to time make or vary such regulations as it thinks fit:

(i)
for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Agent stating that the Warrants specified therein have been deposited with it by a named Person and will remain on deposit until a specified date, which voting certificates will entitle the Persons named therein to be present and vote at any meeting of Warrantholders and at any adjournment thereof held before that date or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Warrants specified therein;

(ii)	for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Warrantholder;

(iii)	governing the places at which and the times by which voting certificates or instruments appointing proxies must be deposited;

(iv)
for the deposit of voting certificates or instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

(v)	generally for the calling of meetings of Warrantholders and the conduct of business thereof.

(b)	Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(c)
Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Warrants, or as entitled to vote or, subject to Section 8.10, be present at the meeting in respect thereof, will be the registered holders of such Warrants or their duly appointed proxies.

8.10	The Corporation and Agent may be Represented

The Corporation and the Agent by their respective employees, officers or directors, and the Counsel of the Corporation and the Agent may attend any meeting of Warrantholders, but will have no vote as such.

8.11	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement, by the Warrants or by applicable Law, the Warrantholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)
subject to the agreement of the Corporation, to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Warrantholders or of the Agent in its capacity as warrant trustee hereunder, subject to the Agent’s approval, on behalf of the Warrantholders against the Corporation, whether such right arises under this Agreement or otherwise and to authorize the Agent to concur in and execute any agreement supplemental hereto in connection therewith;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed;

(c)
to direct or authorize the Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Warrantholders in any manner specified in the Extraordinary Resolution;

(d)	to refrain from enforcing any obligation or right referred to in Section 8.11(c);

(e)
to waive and direct the Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)
to appoint a committee with power and authority to exercise, and to direct the Agent to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by Extraordinary Resolution;

(g)
to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Warrantholders;

(h)
to direct any Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(i)	from time to time and at any time to remove the Agent and appoint a successor; and

(j)	to assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.12	Meaning of “Extraordinary Resolution”

(a)
The expression “Extraordinary Resolution” when used in this Agreement means, subject to the provisions of this Section 8.12 and of Sections 8.15 and 8.16, a resolution passed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 by the affirmative votes of Warrantholders who hold in the aggregate not less than 66⅔% of the aggregate number of Warrants then outstanding represented at the meeting and voted on the poll on the resolution.

(b)
If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 8.12(a) is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Warrantholders or on a Warrantholders’ Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seven calendar days or more than 30 calendar days later, and to such place and time, as is appointed by the chairman.

(c)	Not less than seven calendar days’ notice must be given to the Warrantholders of the time and place of such adjourned meeting.

(d)
The notice must state that at the adjourned meeting the Warrantholders present in Person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e)
At the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.12(a) will be an Extraordinary Resolution within the meaning of this Agreement.

(f)	Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

8.13	Powers Cumulative

Anyone or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of anyone or more of such powers or any combination of such powers from time to time will not prevent the Warrantholders from exercising such powers or combination of powers thereafter from time to time.

8.14	Minutes

(a)
Minutes of all resolutions passed and proceedings taken at every meeting of the Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

(b)	The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all resolutions passed at any meeting of the Warrantholders.

8.15	Instruments in Writing

(a)
Any action that may be taken and any power that may be exercised by Warrantholders at a meeting held as provided in this Article 8 by way of an Extraordinary Resolution may also be taken and exercised:

(i)	by Warrantholders who hold in the aggregate not less than 50% of the aggregate number of Warrants then outstanding with respect to resolutions that are not Extraordinary Resolutions; and

(ii)
by Warrantholders who hold in the aggregate not less than 66⅔% of the aggregate number of Warrants then outstanding with respect to Extraordinary Resolutions, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts.

“Extraordinary Resolution” when used in this Agreement includes a resolution embodied in an instrument so signed.

(b)	The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all instruments in writing signed by the Warrantholders pursuant to this Section 8.15.

8.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders will be binding on all Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Warrantholders in accordance with Section  8.15 will be binding on all Warrantholders, whether signatories thereto or not, and every Warrantholder and the Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17	Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Warrantholders holding the required total number of Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders’ Request or other action under this Agreement, a Warrant held by the Corporation or by any Affiliate of the Corporation will be deemed not to be outstanding. Upon a request in writing by the Agent, the Corporation will provide a certificate of the Corporation detailing the registration and denomination of any Warrants held by the Corporation or by any Affiliate of the Corporation.

ARTICLE 9
SUPPLEMENTAL AGREEMENTS AND SUCCESSOR CORPORATIONS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation (when authorized by the board of directors of the Corporation) and the Agent may without the consent of the Warrantholders, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers agreements or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 5;

(b)	adding hereto such additional covenants and enforcement provisions for the benefit of Warrantholders as in the opinion of Counsel are necessary or advisable;

(c)	giving effect to any Extraordinary Resolution passed as provided in Article 8;

(d)
making such provisions not inconsistent with this Agreement as are necessary or desirable with respect to matters or questions arising hereunder, or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Agent relying on the opinion of Counsel, materially adverse to the rights or interests of the Warrantholders as a group;

(e)
adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants or the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates provided that any such action in the opinion of Counsel acceptable to the Agent does not materially adversely affect the rights of the Warrantholder;

(f)
modifying or amending any provision of this Agreement or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of the Agent, relying on the opinion of Counsel, it would impair any of the rights or interests of the Warrantholders or of the Agent, and the Agent may in its uncontrolled discretion decline to enter into any such supplemental agreement which in its opinion will not afford adequate protection to the Agent when it becomes operative; and

(g)
for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Agent relying on the opinion of Counsel, the rights of the Agent and of the Warrantholders, as a group, are not materially prejudiced thereby.

9.2	Successor Corporations

In the case of the reorganization, reconstruction, consolidation, amalgamation, arrangement or merger of the Corporation or transfer, sale or lease of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation, the successor corporation resulting from such reorganization, reconstruction, consolidation, amalgamation, arrangement, merger or transfer, sale or lease (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and will, as a condition precedent to any such transaction, agree to succeed to and be substituted for the Corporation by supplemental agreement in form satisfactory to the Agent and executed and delivered to the Agent with the same effect as closely as may be possible as if it had been named herein.

ARTICLE 10
CONCERNING THE AGENT

10.1	Appointment of Agent and Acceptance of Trusts

(a)
The Corporation hereby appoints the Agent as trustee for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Agreement.

(b)	The Agent hereby accepts the trusts in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth.

10.2	Trust Agreement Legislation

(a)	If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of applicable Law, the mandatory requirement will prevail.

(b)	The Corporation and the Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of applicable Law.

10.3	Agent’s Authority to Carry on Business

The Agent represents and warrants to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in Toronto, Ontario. If, notwithstanding the provisions of this Section 10.3, it ceases to be authorized to carry on such business, the validity and enforceability of this Agreement and the Warrants issued hereunder will not be affected in any manner whatsoever by reason only of such event provided that the Agent, within 30 days after ceasing to be authorized to carry on such business, either becomes so authorized or resigns in the manner and with the effects specified in Section 10.10.

10.4	Rights and Duties of Agent

(a)
In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Agent will act honestly and in good faith with a view to the best interests of the Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. Subject to the foregoing, the Agent will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it will have been required so to do under the terms hereof; nor will the Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice will distinctly specify the default desired to be brought to the attention of the Agent and in the absence of any such notice the Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice will in no way limit any discretion herein given to the Agent to determine whether or not the Agent will take action with respect to any default.

(b)	No provision of this Agreement will be construed to relieve the Agent from liability for its own wilful misconduct or gross negligence.

(c)
The obligation of the Agent to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Agent or the Warrantholders hereunder is on the condition that, when required by notice to the Warrantholders by the Agent, the Agent is furnished by one or more Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Agent to protect and hold it harmless against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d)
No provision of this Agreement will require the Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(e)
The Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Agent the Warrant Certificates held by them, for which certificates the Agent will issue receipts.

10.5	Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by applicable Law or as the Agent reasonably requires by written notice to the Corporation.

(b)
In the exercise of any right or duty hereunder the Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Agent pursuant to a provision of this Agreement or of applicable Law or pursuant to a request of the Agent.

(c)
Whenever applicable Law requires that evidence referred to in Section 10.5(a) be in the form of a statutory declaration, the Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision of this Agreement.

(d)	Any such statutory declaration may be made by any director or officer of the Corporation.

(e)
The Agent may act and rely and will be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(f)
Proof of the execution of any document or instrument in writing, including a Warrantholders’ Request, by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Agent considers adequate.

(g)
The Agent may employ or retain such Counsel, accountants, engineers, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Agent. Any remuneration so paid by the Agent will be repaid to the Agent in accordance with Section 6.2.

(h)
The Agent may act and rely and will be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant or other expert or advisor, whether retained or employed by the Corporation or by the Agent, in relation to any matter arising in the administration of the trusts hereof.

10.6	Documents, Money, Etc. held by Agent

The Agent may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates, but the Agent and its Affiliates shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate of interest on such balance, if any, established from time to time by the Agent or its Affiliates.

10.7	Action by Agent to Protect Interests

The Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Warrantholders.

10.8	Agent not Required to Give Security

The Agent will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Agreement or otherwise in respect of this Agreement.

10.9	Protection of Agent

(a)	By way of supplement to the provisions of any applicable Law for the time being relating to trustees or agents, it is expressly declared and agreed that:

(i)
the Agent will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Agreement or in the Warrant Certificates (except the representation contained in Section 10.12 or in the certificate of the Agent on the Warrant Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii)
nothing herein contained will impose on the Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(iii)	the Agent will not be bound to give notice to any Person of the execution hereof;

(iv)
the Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee or agent of the Corporation; and

(v)
the Agent will not be liable or accountable for any loss or damage whatsoever to any Person caused by the performance or failure by it to perform its responsibilities under this Agreement save only to the extent that such loss or damage is attributable to the  , gross negligence or wilful misconduct of the Agent.

(b)
The Corporation agrees to indemnify the Agent and its directors, officers,  employees and agents and save them harmless from all liabilities, losses, claims, demands, suits, damages, costs and actions which may be brought against or suffered by them arising out of or connected with the performance by the Agent of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to the wilful misconduct or gross negligence of the Agent. In the absence of wilful misconduct or gross negligence on its part, the Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Agent has been advised of the possibility of such damages. Any liability of the Agent will be limited in the aggregate to an amount equal to 12 times the monthly fee paid by the Corporation. In the event any question or dispute arises with respect to the Agent’s duties hereunder, the Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Agent may file a suit in interpleader or for a declatory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Agent and executed by the Agent. In addition, the Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement. This provision will survive the resignation or termination of the Agent or the termination of this Agreement.

10.10	Replacement of Agent

(a)
The Agent may resign its agency and trust hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section 10.10, by giving to the Corporation and the Warrantholders not less than 30 business days notice in writing or, if a new Agent has been appointed, such shorter notice as the Corporation accepts as sufficient.

(b)	The Warrantholders by Extraordinary Resolution may at any time remove the Agent and appoint a new Agent.

(c)
If the Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Agent unless a new Agent has already been appointed by the Warrantholders .

(d)
Failing such appointment by the Corporation, the retiring Agent or any Warrantholder may apply to the Ontario Superior Court of Justice, on such notice as the Court directs, for the appointment of a new Agent, at the expense of the Corporation.

(e)	Any new Agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Warrantholders.

(f)
Any new Agent appointed under any provision of this Section 10.10 must be a corporation authorized to carry on the business of a trust company in Ontario and, if required by the applicable Law of any other province, in such other province.

(g)
On any such appointment, the new Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Agent, provided that, on any resignation or termination of the Agent and appointment of a successor Agent, the successor Agent will have executed an appropriate instrument accepting such appointment and, at the Request of the Corporation, the predecessor Agent, upon payment of its outstanding remuneration and expenses, will execute and deliver to the successor Agent an appropriate instrument transferring to such successor Agent all rights and powers of the Agent hereunder.

(h)	On the appointment of a new Agent, the Corporation will promptly give notice thereof to the Warrantholders.

(i)
A corporation into or with which the Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Agent, will be the successor to the Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Agent under Section 10.10(f).

(j)	A Warrant Certificate certified but not delivered by a predecessor Agent may be delivered by the new or successor Agent in the name of the successor Agent.

10.11	Acceptance of Agency

The Agent hereby accepts the agency in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.12	Conflict of Interest

(a)
The Agent represents to the Corporation that at the time of the execution and delivery hereof, to the best of its knowledge, no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 30 business days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its trust hereunder.

(b)
If any such material conflict of interest exists or hereafter will exist, the validity and enforceability of this Agreement and of the Warrants will not be affected in any manner whatsoever by reason thereof.

(c)
The Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

10.13	Anti-Money Laundering

(a)
Each party to this Agreement other than the Agent hereby represents to the Agent that any account to be opened by, or interest to be held by the Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Agent’s prescribed form as to the particulars of such third party.

(b)
The Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to all parties, or such shorter period of time as agreed to by the parties, notwithstanding the provisions of Section 10.10, provided (i) that the Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

10.14	Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Agreement.  Despite any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

10.15	Securities and Exchange Commission Reporting; Foreign Private Issuer Status

The Corporation represents and warrants that it is subject to reporting obligations under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and that it qualifies as a “foreign private issuer” within the meaning of Rule 3b-4 promulgated under the Exchange Act.  The Central Index Key that has been assigned to the Corporation for filing purposes is: 0000701818. The Corporation covenants to deliver written notice to the Agent promptly in the event that the Corporation either ceases to be subject to such reporting obligations or ceases to qualify as a “foreign private issuer”.  The Corporation acknowledges that the Agent is relying upon the foregoing representations, warranties and covenant in connection with certain regulatory requirements applicable to the Agent as a transfer agent registered under the Exchange Act.

ARTICLE 11
GENERAL

11.1	Notice to the Corporation and Agent

(a)
Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Agent will be validly given if delivered or if sent by first class mail, postage prepaid, or if sent by facsimile transmission (receipt of such transmission is confirmed in writing) :

(i)	If to the Corporation:

Kinross Gold Corporation
25 York, 17th Floor
Toronto, ON M5J 2V5

Attention:                     Chief Legal Officer

Facsimile:                      (416) 363-6622

(ii)	If to the Agent:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, ON  M5J 2Y1

Attention:                      Manager, Corporate Trust

Facsimile:                       (416) 981-9777

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice or, if given by facsimile transmission, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

(b)
The Corporation or the Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Agent, as the case may be, for all purposes of this Agreement.

(c)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered or sent by facsimile transmission as provided in Section 11.1(a).

11.2	Notice to Warrantholders

(a)
Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1; or, at the option of the party giving notice, such notice may be given by such other method designed to give reasonable general notice thereof, which may include public dissemination of the notice by way of press release and the publication twice in the Report on Business section in the national edition of The Globe and Mail newspaper or filing of the notice or a press release with respect thereto on the Canadian System for Electronic Document Analysis and Retrieval.

(b)
A notice so given by mail or so delivered will be deemed to have been given on the fifth business day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication or filing will be deemed to have been given on the day on which it has been published or filed as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.3	Satisfaction and Discharge of Agreement

On the earlier of:

(a)	the date by which there has been delivered to the Agent for exercise or surrender for cancellation all Warrant Certificates theretofore certified hereunder; and

(b)	the Expiry Time,

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Agent in accordance with such provisions, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Agent of the fees and other remuneration payable to the Agent, the Agent will execute proper instruments acknowledging satisfaction of and discharging this Agreement.

11.4	Sole Benefit of Parties and Warrantholders

Nothing in this Agreement or the Warrant Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.5	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.6	Discretion of Board of Directors

Any matter provided herein to be determined by the board of directors of the Corporation will be determined by such board in its sole discretion, acting reasonably, and a determination so made will be conclusive.

11.7	Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

11.8	Language

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations have been and shall be drawn up in the English language only.  Les signataires confirment leur volonté que la présente convention, de même que tous les documents s’y rattachant, y compris tout avis, annexe et autorisation, soient rédigés en anglais seulement.

11.9	Assignment

Subject to Section 9.2 hereof, neither this Agreement nor any right, interest or obligation hereunder may be assigned by either Party without the prior written consent of the other Party and any purported assignment of this Agreement which does not comply with this Section 11.9 will be considered null and void.

11.10	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.11	Further Assurances

The Parties shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

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IN WITNESS WHEREOF the Parties have duly executed this Agreement.

KINROSS GOLD CORPORATION
By:	“Geoffrey Gold”
Name: Geoffrey Gold
Title: Executive Vice President andChief Legal Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	“Kemi Atawo”
Name: Kemi Atawo
Title: Corporate Trust Officer
By:	“Mohanie Shivprasad”
Name: Mohanie Shivprasad
Title: Associate Trust Officer

SCHEDULE A

FORM OF WARRANT CERTIFICATE

The Warrants and the Common Shares issuable upon exercise hereof have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Warrants may not be exercised at any time in the United States, by or on behalf of a U.S. Person (as such terms are defined in Regulation S under the U.S. Securities Act), or by any person for the account or benefit of a U.S. Person or a person in the United States.

Certificate No.: ___________________	No. of Warrants: ___________________

Warrants

Exercisable to Acquire

Common Shares

of

KINROSS GOLD CORPORATION

(Existing under the Business Corporations Act (Ontario))

THIS IS TO CERTIFY THAT, for value received, ___________________________________ ___________________________ (the “holder”) is the registered holder of the number of Warrants (“Warrants”) in the capital of KINROSS GOLD CORPORATION (the “Corporation”) specified above and for each Warrant held is thereby entitled, to be issued fully paid and non-assessable Common Shares in the capital of the Corporation (“Common Shares”) on the basis of one Common Share for each such Warrant, subject to the limitation referred to below, by surrendering to Computershare Trust Company of Canada (the “Agent”) at its principal transfer office in Toronto, Ontario during the exercise period hereinafter referred to, a certified cheque, bank draft or money order made payable at par to the Corporation in the amount of the Exercise Price as hereinafter determined in respect of each Common Share to be issued, this Warrant Certificate and a Notice of Exercise substantially in the form set out in Appendix 1 hereof duly completed and executed.

Capitalized terms which are not otherwise defined herein have the same meaning as in the Warrant Agreement (which agreement, together with all instruments supplemental or ancillary thereto, is herein referred to as the “Warrant Agreement”) dated as of September 17, 2010 between the Corporation and the Agent, as agent.

Surrender of this Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Agent at the office specified above.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of the Warrant Agreement. Reference is made to the Warrant Agreement for particulars of the rights of the holders of the Warrants and of the Corporation and of the Agent in respect thereof and of the terms and conditions upon which the Warrants are issued and held and may be exercised, all to the same effect as if the provisions of the Warrant Agreement were herein set forth, to all of which the holder, by acceptance hereof, assents. To the extent of any inconsistency between the terms of the Warrant Agreement and the terms of this Warrant Certificate, the terms of the Warrant Agreement will prevail. The Corporation will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Warrant Agreement or a holder may obtain a copy thereof from www.sedar.com.

THE WARRANTS EVIDENCED BY THIS WARRANT CERTIFICATE MAY BE EXERCISED BY THE HOLDER ON OR AFTER THE FORTY-FIRST DAY FOLLOWING THE DATE HEREOF UNTIL 5.00 P.M. (TORONTO TIME) ON SEPTEMBER 17, 2014 (“EXPIRY TIME”).

On and after the date of any exercise of the Warrants evidenced by this Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares thereby issued to the holder upon delivery of a certified cheque, bank draft or money order payable to the Corporation in the amount of the Exercise Price in respect of each Common Share to be issued, this Warrant Certificate and duly completed Notice of Exercise as set out in Appendix I hereof to the Agent at its principal corporate trust office in Toronto, Ontario. After the Expiry Time, all rights under any unexercised Warrant evidenced hereby will wholly cease and terminate and this Warrant Certificate will be void.

The Corporation will not be obligated to issue any fraction of a Common Share on the exercise of any Warrant. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Warrantholder of an amount in cash equal (computed in the case of a fraction of a cent, to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

The Warrant Agreement provides for adjustments to the number of Common Shares issuable and the Exercise Price upon the occurrence of certain events set forth therein.

No Common Share will be issued pursuant to any Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register such Common Shares, or make any notice or other filing, in any jurisdiction other than the Qualifying Jurisdictions.

The Warrant Agreement contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal corporate trust office of the Agent in Toronto, Ontario, subject to the provisions of the Warrant Agreement and on compliance with the reasonable requirements of the Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates of different denominations evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged, and such holder will pay the reasonable cost thereof.

The Warrants evidenced by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Agreement, on the register of transfers to be kept at the principal corporate trust office of the Agent in Toronto, Ontario by the holder or, in the case of an individual, his/her executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Agent, and, upon compliance with such requirements and such other reasonable requirements as the Agent may prescribe, such transfer will be duly noted on such register of transfers by the Agent. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require the Corporation to qualify the Common Shares for distribution in any jurisdiction.

The holding of this Warrant Certificate will not constitute the holder a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as otherwise provided in the Warrant Agreement.

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Agent for the time being under the Warrant Agreement. Time will be of the essence hereof.

The Warrants may not be exercised in the United States, by or on behalf of a U.S. person (as defined in Regulation S under the U.S. Securities Act), or by any person for the account or benefit of a U.S. Person or a person in the United States.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its officers duly authorized in that behalf as of _______________________________.

KINROSS GOLD CORPORATION
By:
Name:
Title:
By:
Name:
Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Agreement within mentioned.

Dated: ___________________	COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent
By:
Authorized Signing Officer

APPENDIX 1

NOTICE OF EXERCISE

To:                      KINROSS GOLD CORPORATION

And To:             COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned holder exercises___________________Warrants evidenced by this Warrant Certificate for the purchase of Common Shares in the capital of Kinross Gold Corporation (or such other securities or property to which such exercise entitles the holder in lieu thereof or in addition thereto under the provisions of the Warrant Agreement mentioned in this Warrant Certificate) on the terms specified in this Warrant Certificate and Warrant Agreement and in connection therewith encloses a certified cheque, bank draft or money order payable to the Corporation in an amount equal to the Exercise Price in respect of each Common Share to be issued.

The undersigned hereby irrevocably directs that such Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares

(Please print the full name in which certificates for Common Shares are to be issued. If any securities are to be issued to a Person or Persons other than the holder, the holder must pay to the Agent all exigible transfer taxes or other government charges and sign the Form of Transfer.  The Common Shares may not be delivered to any address in the United States)

The undersigned certifies that the Warrants are not being exercised in the United States of America, its territories or possessions, any State of the United States, or the District of Columbia.  The undersigned further certifies that the undersigned is not a U.S. Person (as defined in Regulation S promulgated under the United States Securities Act of 1933, as amended), that the Warrants are not being exercised for the account or benefit of a U.S. Person or a person in the United States, and that none of the persons listed above is a U.S Person or a person in the United States.

DATED this                                 day of

)
	)	Signature of Registered Holder
)

)
Signature of Guaranteed	)	Name of Registered Holder

Note:	The name of the Registered Holder of this Notice of Exercise must be the same as the name appearing on the face page of this Warrant Certificate.

If the Notice of Exercise is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Agent and the Corporation.

☐	Please check if the Common Share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed.

Certificates will be delivered or mailed as soon as practicable after the due surrender of this Warrant Certificate.

APPENDIX 2

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned (the “Transferor”) hereby sells, assigns and transfers to:

Name:
Address:

(such Person, the “Transferee”)_____________Warrants in the capital of Kinross Gold Corporation (the “Corporation”) represented by this Warrant Certificate and does hereby appoint_____________as its attorney with full power of a substitution to transfer the Warrants on the appropriate register of the Agent.

DATED this                                          .day of                                           ,          .

)
	)	Signature of Registered Holder / Transferor
)
)
	)	Name of Registered Holder / Transferor
Signature of Transferor must be guaranteed by a Canadian chartered bank or by a Medallion signature guarantee from a member of a recognized signature Medallion program

NOTE:	The signature of the Transferor must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Form of Transfer is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the Certificate must be accompanied by evidence of authority to sign satisfactory to the Agent and the Corporation.